Exhibit 99.1

CRH Medical Comments on the Centers for Medicare and Medicaid Services Final 2018 Physician Fee Schedule

VANCOUVER, Nov. 3, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), commented on the Centers for Medicare and Medicaid Services ("CMS") final physician fee schedule (the "Final Rule") for 2018, which was announced on November 2, 2017 and updates payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule effective on January 1, 2018.

As proposed by CMS on July 13, 2017, the Final Rule confirms the introduction of CPT codes 00731 and 00732 for anesthesia furnished during upper endoscopic procedures and codes 00811, 00812, and 00813 for anesthesia furnished during lower endoscopic procedures.

The Final Rule, which goes into effect on January 1, 2018, confirms the proposal to set the number of base units for code 00731 at 5, the base units for code 00732 at 6, the base units for code 00811 at 4, and the base units for code 00813 at 5. However, the Final Rule further reduces the number of base units for code 00812 from the proposed 4 base units to 3 base units.

The Company expects the new codes and base unit values will be adopted by all commercial and federal payors effective January 1, 2018.

On July 17, 2017, the Company announced that the estimated impact from the proposed changes would be that anesthesia revenues would decrease by approximately 8.5% and total revenue would decrease by approximately 7.5%. The Company also estimated that our total adjusted operating EBITDA (1) would decrease by approximately 13.5%.

We estimate that the impact from the Final Rule, if applied to our most recent financial results, would result in a decrease of approximately 12% of anesthesia revenue and a decrease of approximately 10.5% of total Company revenue. Total adjusted operating EBITDA (1) will decrease approximately 20%.

Edward Wright, Chief Executive Officer, commented, "As a result of the CMS announcement of the Final Rule, we now have clarity on the impact to our business. Even with these changes, we expect our business would generate healthy operating EBITDA margins of approximately 43%, and we look forward to growing our business with more certainty."

(1) Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 15 anesthesia acquisitions. CRH now serves 35 ambulatory surgical centers in seven states and performs approximately 235,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Caution Regarding Forward-looking Statements
Included in this press release are estimates of the impact of the CMS 2018 Physician Fee Schedule on the Company's revenue and adjusted operating EBITDA, both of which are "forward-looking statements". Estimates on the impact of revenue and EBITDA involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: various restrictive covenants and events of default under our Credit Facilities; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; business interruptions due to adverse weather conditions could impact revenue; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies. In addition, when estimating 2018 revenue for the acquired business, we are assuming steady state operations continue and that revenue and expenses remain relatively constant with historical trends, adjusting only for changes that are known as of today's date.
For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

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%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com

CO: CRH Medical Corporation

CNW 07:00e 03-NOV-17